                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                           COPLEY PROPERTIES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, $1.00 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                               217 454 107 000
                   ---------------------------------------
                                (CUSIP Number)


                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                 Jackson, Mississippi 39201;  (601) 354-3555
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 June 5, 1995
                   ---------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       THIS DOCUMENT CONTAINS 5 PAGES.

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                               AMENDMENT NO. 3

                                      TO


                                 SCHEDULE 13D


                           COPLEY PROPERTIES, INC.
                           -----------------------

        The Statement on Schedule 13D with respect to the shares of common stock, $1.00 par value per share ("Shares"), of Copley Properties, Inc. (the "Issuer"), filed by EastGroup Properties ("EastGroup"), with the Securities and Exchange Commission (the "SEC") on April 26, 1995, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on May 5, 1995 and Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on May 25, 1995 (the "Schedule 13D"), is hereby amended as follows:

ITEM 4.         PURPOSE OF TRANSACTION.
                ----------------------

                [Item 4 of the Schedule 13D is amended by the addition of the following:]

                     On June 5, 1995, EastGroup delivered to the Issuer the
                letter attached hereto as Exhibit III and issued the Press Release attached hereto as Exhibit IV, both of which are incorporated herein by reference.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS
                --------------------------------

                [Item 7 of the Schedule 13D is amended by the addition of the following:]

                III. Correspondence dated June 5, 1995 from EastGroup to the Issuer.

                IV.  Press Release dated June 5, 1995 issued by EastGroup.




                              Page 2 of 5 pages





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                                  SIGNATURE
                                  ---------

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  JUNE 5, 1995

                             EASTGROUP PROPERTIES


                             By: /s/ David H. Hoster II
                                ----------------------------
                                David H. Hoster II
                                President





                              Page 3 of 5 pages
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                                                                     EXHIBIT III
                                  EASTGROUP
                                  PROPERTIES

                                 June 5, 1995

Board of Directors
Copley Properties, Inc.
c/o Steven E. Wheeler
Chief Executive Officer
399 Boylston Street, 13th Floor
Boston, Massachusetts  02116

Gentlemen:
        EastGroup Properties ("EastGroup") is disappointed that you have not responded to the merger proposal contained in EastGroup's letter of May 24, 1995 (the "Proposal"). The Proposal will terminate at 5:00 P.M., Eastern Daylight Time, on June 8, 1995 (the "Expiration Time") unless (i) Copley Properties, Inc. (the "Company") and EastGroup have entered into a definitive agreement with respect to the Proposal prior to the Expiration Time or (ii) EastGroup and the Company have entered into meaningful, substantive negotiations with respect to the Proposal prior to the Expiration Time.

        In the event the Proposal is terminated in accordance with this letter, EastGroup reserves the right to make future proposals to the Company with respect to a possible business combination between EastGroup and the Company.

                              Very truly yours,


                              EASTGROUP PROPERTIES

                              By: /s/ Leland R. Speed
                                 --------------------
                                 Leland R. Speed, Chairman

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                                                                      EXHIBIT IV
                               EASTGROUP
                               PROPERTIES

NEWS RELEASE                           FOR MORE INFORMATION, CONTACT:
- ------------                           DAVID H. HOSTER II, PRESIDENT OR
                                       N. KEITH MCKEY, CHIEF FINANCIAL OFFICER
                                       (601) 354-3555

                  EASTGROUP OFFER FOR COPLEY PROPERTIES, INC.
                  -------------------------------------------
                       TO EXPIRE THURSDAY, JUNE 8, 1995
                       --------------------------------

        JACKSON, MISSISSIPPI, JUNE 5, 1995 - EastGroup PROPERTIES (NYSE-EGP) announced today that its merger proposal to Copley Properties, Inc. ("Copley") will expire at 5:00 P.M. EDT on Thursday, June 8, 1995 if Copley has not either accepted the proposal or entered into substantive and good faith negotiations with EastGroup. On April 25, 1995, the day prior to the date on which EastGroup expressed interest in a combination with Copley, Copley's closing share price was $9.6875. On May 24, 1995, EastGroup proposed a merger to the Board of Directors of Copley where Copley shareholders will receive $12.00 per share in EastGroup shares for each share they own.

        Leland R. Speed, Chairman of EastGroup, stated "I am suprised and disappointed that EastGroup has not recieved any reaction or response to our offer from Copley's management or its Board of Directors given Copley's stated goal of maximizing shareholder value".

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